SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CANTEL MEDICAL LLC

f/k/a Cantel Medical Corp.

(Name of Subject Company (Issuer))

Cantel Medical LLC

(Names of Filing Person (Issuer))

3.25% Convertible Senior Notes Due 2025

(Title of Class of Securities)

138098 AB4

(CUSIP Number of Class of Securities)

J. Adam Zangerle

STERIS plc

70 Sire John Rogerson’s Quay

Dublin 2 Ireland D02 R296

+353 1 232 2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Peter C. Zwick

Jones Day

2727 North Harwood Street

Dallas, Texas 75201

+1 214 220 3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$168,712,833.33	$18,406.57

*

Estimated solely for purposes of calculating the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2025 (the “Notes”), as described herein, is calculated as the sum of (a) $168,000,000, representing 100% of the principal amount of the Notes outstanding as of June 2, 2021, plus (b) $712,833.33, representing accrued but unpaid interest on the Notes up to, but excluding, July 2, 2021, the repurchase date.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No. Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, and Item 11.

As required by the Indenture, dated as of May 15, 2020 (the “Original Indenture”), between Cantel Medical Corp. (now known as Cantel Medical LLC), a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of June 2, 2021, among the Company, STERIS plc, a company incorporated under the law of Ireland (the “Parent”), and the Trustee (the “First Supplemental Indenture,” and together with the Original Indenture, the “Indenture”), relating to the Company’s 3.25% Convertible Senior Notes due 2025 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding July 2, 2021, pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Settlement Method and Entry into Supplemental Indenture to Holders of 3.25% Convertible Senior Notes due 2025, dated June 3, 2021 (the “Notice”), attached hereto as Exhibit (a)(1), (ii) the Indenture and (iii) the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Notice is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Notice.

Item 10.	Financial Statements.

The Company believes that its financial condition is not material to a Holder’s decision whether to exercise its Fundamental Change Repurchase Right because (i) the consideration being offered to Holders consists solely of cash, (ii) the Fundamental Change Repurchase Right is not subject to any financing condition and (iii) the offer applies to all outstanding Notes.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Settlement Method and Entry into Supplemental Indenture to Holders of 3.25% Convertible Senior Notes Due 2025, dated June 3, 2021.

(a)(5)	Press Release announcing tender offer for Cantel Medical LLC’s 3.25% Convertible Senior Notes due 2025, dated June 3, 2021.

(b)	Not applicable.

(d)(1)	Indenture, dated May 15, 2020, between Cantel Medical Corp. (now known as Cantel Medical LLC) and Wells Fargo Bank, National Association, as Trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Cantel Medical Corp. (now known as Cantel Medical LLC) on May 15, 2020).

(d)(2)	First Supplemental Indenture, dated June 2, 2021, by and among Cantel Medical Corp. (now known as Cantel Medical LLC), STERIS plc and Wells Fargo Bank, National Association, as Trustee.

(d)(3)	Agreement and Plan of Merger, dated January 12, 2021, by and among STERIS plc, Solar New US Holding Co, LLC (now known as Solar New US Holding Corporation), Crystal Merger Sub 1, LLC and Cantel Medical Corp. (now known as Cantel Medical LLC) (incorporated by reference herein to Exhibit 2.1 of STERIS plc’s Current Report on Form 8-K filed on January 12, 2021).

Exhibit Number	Description

(d)(4)	Amendment to Agreement and Plan of Merger, dated March 1, 2021, by and among STERIS plc, Solar New US Holding Co, LLC (now known as Solar New US Holding Corporation), Crystal Merger Sub 1, LLC and Cantel Medical Corp. (now known as Cantel Medical LLC) (incorporated by reference herein to Exhibit 2.2 of STERIS plc’s Registration Statement on Form S-4 filed on March 2, 2021) (SEC File No. 333-253799).

(d)(5)	Voting Agreement, dated January 12, 2021, by and among STERIS plc, Solar New US Holding Co, LLC, Crystal Merger Sub 1, LLC, Charles M. Diker, Mark N. Diker and Diker Management LLC (incorporated by reference herein to Exhibit 10.1 of STERIS plc’s Current Report on Form 8-K filed on January 12, 2021) (SEC File No. 01-38848).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cantel Medical LLC

By:	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	President

Date: June 3, 2021